

July 14, 2011

Via E-mail
Denise R. Cade, Esq.
Senior Vice President and
General Counsel
SunCoke Energy, Inc.
1011 Warrenville Road, 6th Floor
Lisle, IL 60532

> **Re: SunCoke Energy, Inc.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed July 6, 2011**
> **File No. 333-173022**

Dear Ms. Cade:

We have reviewed your registration statement and have the following comments.

Prospectus Cover Page

1. Please remove the language relating to "Joint Book-Running Managers," "Senior Co-Managers" and "Co-Managers" from the prospectus cover page. We would not object to such identification on the outside back cover.

Unaudited Pro Forma Combined Financial Statements, page 51

2. We note that you will be issuing new incentive stock awards in connection with this offering with a total value of $15M that will be comprised of stock units and stock options, which appears to be in addition to issuing replacement stock compensation awards for vested and unvested awards originally issued to your employees by Sunoco. For the new incentive stock awards, please disclose the number of stock units and stock options to be issued, including the material terms of each instrument. Please also include an adjustment to recognize the associated expense in the pro forma combined statements of income, or include a statement that such expense was not included and why. For the replacement awards, please include disclosure of the number of replacement awards to be issued by type, the material terms of the replacement awards, and how you will account for this issuance along with quantifying the impact this issuance will have on your consolidated financial statements. To the extent that the impact of the replacement awards will not be limited to the 12 months following this transaction, please include an adjustment to your pro forma combined statements of income. Please refer to Article 11-02(b)(5) of Regulation S-X for guidance. Please also include a brief description of the

new and replacement stock compensation awards in your Prospectus Summary and provide appropriate cross-references to the sections of the prospectus where you discuss this information in more detail.

You may contact Tracey Houser at (202) 551-3736 or Al Pavot at (202) 551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Kane at (202) 551-3235 or me at (202) 551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief

cc: David A. Katz, Esq. (Via E-mail)
        Wachtell, Lipton, Rosen & Katz
        51 W. 52nd Street
        New York, NY 10019